PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

18th May 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil ~~plc~~ Group PLC (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 18th May 2007.

"AGM Statement"
"Completion of Scott Acquisition"

Yours faithfully

C. Cunliffe

for Stephen Huddle
Company Secretary

Enc

Jlw 6/1

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC

("Premier" or "the Company")

AGM Statement

The following statement was made by Sir David John, Chairman of Premier Oil plc, at today's Annual General Meeting of the Company;

"In 2006, the Company made progress on all fronts. Production remained strong, reserves and resources were increased by 25%, and significant progress was made on development projects including gas sales agreements. The company achieved notable exploration success in Vietnam with the Dua and Blackbird discoveries, as well as three new discoveries in Indonesia at less than the planned exploration spend of $50 million. We are particularly excited at the future prospects for Vietnam where we expect to be very active on both exploration and development projects later this year and into 2008.

The Company has, in the last twelve months or so, made three mid-sized acquisitions in core business areas, including the purchase of an interest in the highly prospective North Sumatra Block in Indonesia. Earlier this morning we announced the successful completion of the acquisition of an increased equity stake in the UK Scott field which will increase Premier's current production by 5,000 BOEPD. Together, we believe that these additions to our portfolio will add some 60 million barrels of oil equivalent at a cost of less than US$2 per barrel.

The company has begun 2007 with discoveries in Pakistan and Indonesia. Disappointments in the UK and Guinea Bissau remind us of the risky nature of the exploration business. Our 2007 exploration campaign continues with the Masimpur-3 well in India which is drilling ahead, and the Anne well in Pakistan expected to spud in June.

Our good performance in operations and stronger oil and gas prices produced an excellent financial result for 2006 with profits up 75%, cash flow up 102% and a continuing strong balance sheet. The company has successfully managed its operating costs which remain stable year on year despite a rising cost environment.

Looking forward, the team is aiming to deliver value though a growth-focused, independent E&P business. Our focus on development projects will deliver significant production growth. The company is on target to surpass its 50,000 boepd target in 2010. We will continue to focus on high-impact exploration opportunities which have the potential to add at least one pound to the company's share price on success.

We will continue to seek acquisitions which are complementary to our existing assets and knowledge base. In an extremely active asset market, areas that we know well will give us the best opportunity to add value for shareholders.

The Board announced on 7th December 2006 that it had terminated all discussions regarding a possible offer for the company following the earlier receipt of a preliminary and conditional proposal. The Board remains extremely confident that the pursuit of the Company's strategy of high-impact exploration and its growing portfolio of development projects continue to be of long-term benefit to shareholders."

18 May 2007

ENQUIRIES

Premier Oil plc — **Tel: 020 7730 1111**

Simon Lockett

Tony Durrant

Pelham PR

James Henderson — **Tel: 020 7743 6673**

Gavin Davis — **Tel: 020 7743 6677**

PremierOil

23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier" or "the Company")

Completion of Scott acquisition

UK

Premier is pleased to announce the successful completion of the purchase of an additional 20.05 per cent interest in the Scott field from Hess, following the payment of $52.6 million in net consideration.

In December, the company received notification of Hess' intention to sell its 20.05 per cent interest in the Scott field to Nexen Petroleum UK. Premier exercised its right to pre-emption under the terms of its licence interests in Scott.

Following completion of the transaction, Premier's net working interest in the Scott field is now 21.83 per cent.

Simon Lockett, Premier's Chief Executive, commented:

"We are pleased to have completed our acquisition of an additional interest in the Scott field. This acquisition adds approximately 5,000 barrels of oil per day to our current production, at a cost of around $5 per barrel of 2P reserves. We continue to pursue acquisitions that are complementary to our existing assets and knowledge base."

18 May 2007

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

END